Exhibit 99.1

Regulatory Announcement

Kofax Limited: Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer Kofax Limited	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

Notification in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director Anthony Macciola	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest1 Notification in respect of the person referred to in 3 above	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares Options

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them Anthony Macciola	8.	State the nature of the transaction Exercise of Options

9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed 10,000 options exercised	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.01%

13.	Price per share or value of transaction	14.	Date and place of transaction New York, 3 June 2014

	Number of options:	Exercise price:

	10,000	3.05 USD

	Resulting shares:	Sale price:

	10,000	8.23 USD

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) Total holding following notification: 0 Total percentage following notification: 0%		16.	Date issuer informed of transaction 3 June 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 6 October 2004	18.	Period during which or date on which exercisable 6 October 2005 – 6 October 2014

19.	Total amount paid (if any) for grant of the option $0	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries Kofax Limited Bradford Weller Company Secretary +44(0)20 3727 1000